

August 30, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. Stuart Spence
Chief Financial Officer
McDermott International, Inc.
757 N. Eldridge PKWY
Houston, Texas 77079

  Re: McDermott International, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2015
    Filed February 22, 2016
    Form 8-K dated February 18, 2016
    Filed February 22, 2016
    Form 8-K dated July 26, 2016
    Filed July 26, 2016
    File No. 001-08430

Dear Mr. Spence:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

1. Your discussion of income taxes for fiscal years 2015 and 2014 on page 34 indicates the increase in the provision was primarily driven by increased profits in certain jurisdictions (primarily Saudi Arabia and Australia). With reference to your effective tax rate reconciliation in Note 14, please expand your discussion to also address the impact that changes in your valuation allowance and "Other" had on your provision. Ensure you fully explain why your effective tax rate changed from (44)% in 2014 to 121% in 2015

and highlight material items that are not expected to recur. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification.

Note 1 – Basis of Presentation and Significant Accounting Policies, page 56
Revenue Recognition, page 56

2. We note that you execute contracts through a variety of methods, principally fixed price, but also including cost reimbursable, cost-plus, day-rate and unit-basis or some combination of those methods. Given the different risk levels of these contracts, please disclose the percentage of revenue that relates to each contract type for each period presented. Please also disclose any material differences in recognizing revenues under each of these contract types.

3. We note your disclosure that certain costs are generally excluded from the cost-to-cost method of measuring progress, such as significant costs for materials and third party subcontractors. With reference to ASC 605-35-35-53 and 605-35-35-75 through 77, please tell us supplementally and expand your accounting policy to provide additional information so that a reader may understand the nature, timing and basis for excluding these costs. Please also discuss the impact of excluding these costs from the cost-to-cost method of measuring progress on your results of operations.

Note 2- Revenue Recognition – Loss Recognition, page 63

4. Please expand your disclosures for estimated losses on uncompleted contracts to clarify that the amount is included in cost of revenue and disclose the amount of the provision for estimated losses on uncompleted contracts for each period presented. Please refer to ASC 605-35-45-2 for guidance.

Form 8-K filed on February 22, 2016
Exhibit 99.1
Reconciliation of GAAP to Non-GAAP Measures

5. We note that your non-GAAP measures include an adjustment for the non-cash actuarial loss (gain) on benefit plans which represent mark-to-market adjustments recorded in the fourth quarter of each respective year. For any future presentation of a non-GAAP measure that includes this adjustment, please expand your disclosures to address the following:

   • Expand your disclosures to clearly state what the adjustment represents in the context of your pension accounting policy. For example, you should clarify how you account for these actuarial losses in your historical financial statements;
   • Provide quantitative context for the actual and expected plan asset returns. Specifically, please disclose the actual return on plan assets amount and corresponding percentage that has been removed in arriving at the non-GAAP

              financial measure as well as the expected return on plan assets amount and related percentage that is now reflected in the non-GAAP financial measure; and

- Expand your disclosures to comprehensively address why providing non-GAAP financial measures which adjust for these actuarial gains and losses provides useful information to investors. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Reconciliation of Forecast GAAP Financials to Non-GAAP Measures

6. We note that your forecasted non-GAAP measures for the year ended December 31, 2016 do not include an adjustment for the non-cash actuarial loss (gain) on benefit plans which represent mark-to-market adjustments recorded in the fourth quarter of each respective year. Please confirm that your $(10,000) forecasted GAAP net income (loss) attributable to the Company includes a forecasted amount for these actuarial gains and losses. Alternatively, please address the appropriateness of this presentation. Address this comment as it relates to your guidance information presented in your 2016 press releases.

Form 8-K filed on July 26, 2016
Exhibit 99.1

7. Please expand your disclosures to provide sufficiently detailed information for a reader's understanding of how the tax adjustment was calculated. Refer to Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Jeanne Baker, at (202) 551-3691 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464, or in her absence, Jay Ingram, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction